SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Results of operations for the year ended March 31, 2006 reported by Kubota Corporation (Friday, May 12, 2006)

2.	Notice on restatement of previously reported earning releases (Friday, May 12, 2006)

3.	Notice on amendment to Articles of Incorporation (Friday, May 12, 2006)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone : +81-6-6648-2645
Facsimile: +81-6-6648-2632

FOR IMMEDIATE RELEASE (FRIDAY, MAY 12, 2006)

RESULTS OF OPERATIONS FOR THE YEAR ENDED

MARCH 31, 2006 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, May 12, 2006 —Kubota Corporation reported today its consolidated and non-consolidated results of operations for the year ended March 31, 2006.

Consolidated Financial Highlights

(Unaudited)

In millions of yen and thousands of U.S. dollars except
(1) Results of operations	per American Depositary Share (“ADS”) amounts

	Year ended March 31, 2006			% (*)	Year ended March 31, 2005	% (*)
Net sales		¥1,051,040		6.9	¥983,226	5.7
	$	[8,983,248	]
Operating income		¥113,500		30.8	¥86,773	283.8
	$	[970,085	]
% of net sales		10.8%			8.8%
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥ $	140,406 [1,200,051	]	(10.0)	¥156,035	459.4
% of net sales		13.4%			15.9%
Net income		¥81,034		(31.3)	¥117,901	907.7
	$	[692,598	]
% of net sales		7.7%			12.0%
Net income per ADS (5 common shares)
Basic		¥311			¥446
	$	[2.66	]
Diluted		¥308			¥434
	$	[2.63	]
Ratio of net income from continuing operations to shareholders’ equity		14.9%			27.0%
Ratio of income to shareholders’ equity before income taxes to total assets		10.8%			13.5%

Notes.	1 : (*) represents percentage change from the comparable previous period.
	2 : Weighted-average number of shares outstanding during the year ended March 31, 2006	1,304,097,050
	Weighted-average number of shares outstanding during the year ended March 31, 2005	1,323,067,882
	3 : Equity in net income of affiliated companies for the year ended March 31, 2006 and 2005 was ¥1,633 million and ¥2,324 million, respectively.

Kubota Corporation

and Subsidiaries

(In millions of yen and thousands of U.S. dollars
(2) Financial position	except per ADS amounts)

	March 31, 2006			March 31, 2005
Total assets	¥ $	1,405,402 [12,011,983	]	¥1,193,056
Shareholders’ equity	¥ $	606,484 [5,183,624	]	¥481,019
Ratio of shareholders’ equity to total assets		43.2%		40.3%
Shareholders’ equity per ADS	¥ $	2,334 [19.95	]	¥1,850

Notes to financial position:

Number of shares outstanding as of March 31, 2006	1,299,487,964
Number of shares outstanding as of March 31, 2005	1,300,413,082

(3) Summary of statements of cash flows	(In millions of yen and thousands of U.S. dollars)

	Year ended March 31, 2006			Year ended March 31, 2005
Net cash provided by operating activities	¥ $	87,857 [750,915	]	¥66,908
Net cash used in investing activities	¥ $	(61,292 [(523,863	) )]	¥(78,228)
Net cash provided by (used in) financing activities	¥ $	(10,186 [(87,060	) )]	¥4,508
Cash & cash equivalents, end of year	¥ $	91,858 [785,111	]	¥74,563

(4) 122 subsidiaries are consolidated, and 25 affiliated companies are accounted for under the equity method.

(5) The number of newly consolidated companies during the period	:	6
The number of newly unconsolidated companies during the period	:	5

The number of newly affiliated companies during the period	:	1
The number of newly unaffiliated companies during the period	:	5

(6) Anticipated results of operations for the year ending March 31, 2007	(In millions of yen)

	Six months ending September 30, 2006	Year ending March 31, 2007
Net sales	¥540,000	¥1,090,000
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥72,000	¥131,500
Net income	¥42,000	¥77,000

Basic net income per ADS for the year ending March 31, 2007 is anticipated to be ¥296.

Please refer to page 9 for further information related to the above mentioned anticipated results of operations.

Kubota Corporation

and Subsidiaries

1. Management Policies

1. Basic management policy

More than a century since its founding, Kubota Corporation and subsidiaries (collectively “the Company”) has continued to help improve people’s quality of life, by offering products and services—including farm equipment, pipes for water supply and sewage systems, environmental control plants, industrial castings, and building materials. The Company has its management principle that the Company contributes to the development of society and the preservation of the earth’s environment through its products, technology, and services that provide the foundation for society and for affluent lifestyles. While adhering to this management principle, the Company is implementing management policies that are focused on prioritizing allocation of its resources, emphasizing agility in its operations and strengthening consolidated operations. Through these measures, the Company aims to improve its adaptability to respond with flexibility to the changing times, resulting in a high enterprise value.

2. Basic policy related to the Company’s profit allocation

The Company’s basic policy for the allocation of profit is to “maintain stable or increasing dividends”. The Company’s policy is to determine the most appropriate use of retained earnings, considering requirements of maintaining stable current business operations as well as adapting to the future business environment.

3. Basic policy regarding reduction of trading unit of the Company’s stock

The Company is fully aware that reduction of trading unit of the Company’s stock might cause positive impacts on the diversity of shareholders and the liquidity of the Company’s stock. However, the Company believes that the implementation of reduction of trading unit should be examined in careful consideration of price and liquidity of the Company’s stock, and financial results of the Company.

4. Principal Business Policies for Medium- to Long-Term Growth in Profit

To attain further development in the medium-to-long term, as a growing, profitable, and stable company, the Company is giving priority to the following business policies.

(1) Accelerating Business Expansion in Overseas Operations

The primary engine driving the Company’s growth and the most important source of profit in the years ahead will be the overseas operations in Internal Combustion Engine and Machinery. The Company plans to move forward with plans for giving priority to investing resources in all aspects of these operations, including the development of new products, opening up peripheral markets, expanding production capacity and expanding its marketing network. With these plan the Company has made efforts to expand its business through strengthening the Kubota brand and increasing market share. The Company is committed to focusing its full efforts at an accelerated pace on continuing to expand these overseas operations by responding to the changing times agilely and appropriately.

Kubota Corporation

and Subsidiaries

In product development, the Company is combining its small-sized diesel engines, which are globally competitive, and its various top-level vehicle technologies, to aggressively move forward with the development and introduction of new models in the fields of tractors, construction machinery, rice-farming machinery, and utility vehicles (four-wheel multipurpose vehicles). The Company is also working to expand business domains by concentrating on supplying engines to other manufacturers and developing products for peripheral applications.

By region, the Company intends to expand its business worldwide further than ever before. In North America and the EU, mainstay of business in Internal Combustion Engine and Machinery, the Company devotes to strengthen its supply chains of products and services. In Asia, where growth is expected going forward, the Company is aggressively working to strengthen its manufacturing and marketing bases, especially in Thailand and China.

Also, in response to the rapid expansion in overseas activities, the Company is beginning to make capital investments in a broad range of locations in Japan and overseas to expand production capacity for engines, tractors, construction machinery, combines, and other products. A major issue for the time being will be to launch these investment projects as quickly as possible.

2) Restructuring the Public Works Related Businesses

In the circumstance of continuously declining domestic public works spending, the public works related businesses (Pipes, Valves, and Industrial Castings segment and Environmental Engineering segment) of the Company are facing very severe conditions of their business. The Company regards the deterioration in the market for the public works related businesses as a structural issue and is aiming to restructure its activities in these areas in response to changes in the operating environment. For the countermeasure of price decline in the circumstance of decreasing budgets for public works, the Company is taking an aggressive approach to the challenges of restructuring by making drastic reductions in costs and dramatic improvements in productivity as well as implementing other policies to actively introduce changes that will make its operations more oriented toward the market and market mechanisms.

In Pipes, Valves, and Industrial Castings, the Company is achieving steady results as a result of implementing these policies and making progress toward improvements in profitability. However, in Environmental Engineering, conditions have deteriorated and competition has grown more intense than anticipated, and its efforts at restructuring and reform are still lagging behind the pace of change in the operating environment. Going forward, the Company attempt to enhance its competitiveness by taking changes of direction and rapidity in its business environments in advance. Furthermore, the Company intends to conduct a thorough analysis of the market environment, its resources, and its strengths and weaknesses. Also, while promoting thoroughgoing cost reductions based on the application of the manufacturing and development technologies the Company has accumulated in Internal Combustion Engine and Machinery, endeavoring to differentiate its products and services from those of competitors in terms of technology, strengthening its capabilities for making proposals to customers, and implementing other measures. The Company intends to devote its full efforts to shifting the focus of its activities to meeting private-sector demand and overseas business operations so that the Company might not be affected by negative impact from decrease of public works spending.

Kubota Corporation

and Subsidiaries

(3) Management Based on Corporate Social Responsibility (CSR)

To attain sustainable growth and development, the Company believes that it is necessary for the Company not only to aim to its growth on business continuously but also to meet various expectations and trust from each stakeholder on a constant basis. The Company must be a trusted member of the community contributing to and acting in harmony with society. Based on this fundamental awareness, the Company states management based on corporate social responsibility (CSR) as a principal management issue at highest priority, and intends to behave with strong awareness of CSR on every business activity.

The Company has reviewed its Corporate Mission Statement, Charter for Action, and Code of Conduct from a viewpoint of CSR, and, in the light of the demands of society today, the Company issued revised versions of these corporate statements in April 2006. Going forward, the Company plans to inform these corporate statements and put them into practice throughout all Group companies.

5. Items concerning its parent company

The Company has no parent company.

2. Review of Operations and Financial Condition

1. Review of operations

(1) Summary of the results of operations for the year under review

For the year under review, net sales of the Company rose 6.9%, to ¥1,051.0 billion. In the domestic market, sales in Internal Combustion Engine and Machinery increased due to steady sales of engines and construction machinery, and sales in Pipes, Valves and Industrial Castings increased due to favorable sales of industrial castings and business integration in plastic pipes business. However, sales in Environmental Engineering decreased due to severe conditions of the public works related business and sales in Other decreased resulting from a sale of a subsidiary at the beginning of this fiscal year. Total domestic sales decreased 1.1%, to ¥630.8 billion from the prior year.

On the other hand, sales in overseas markets increased largely as a result of sustained high growth in the Company’s overseas operations in Internal Combustion Engine and Machinery. Sales in North America increased due to steady sales of tractors and brisk sales of engines and construction machinery. In Europe, sales of tractors, construction machinery and engines increased largely from the prior year. In Asia, sales of rice-farming equipment rose substantially. As a consequence, overseas sales increased 21.7%, to ¥420.2 billion from the prior year. The percentage of overseas sales accounted for 40.0 % of net sales, 4.9 percentage points higher than the prior year.

Operating income also rose, by 30.8%, to ¥113.5 billion, exceeding ¥100 billion for the first time in the history of the Company. The Company achieved higher operating income due to increased sales of Internal Combustion Engine and Machinery and a reduction of costs for the public works related business. The ratio of operating income to net sales also recorded the new high of 10.8%. On the other hand, income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies declined 10.0%, to ¥140.4 billion. While there was an increase in operating income and a gain of ¥15.9 billion on nonmonetary exchange of securities of UFJ Holdings, Inc. resulting from the merger of Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings, Inc., the gain on the transfer of the substitutional portion of the Company’s accumulated pension benefit obligations to the Japanese government, which amounted to ¥58.6 billion, was reported in the prior year. Net income decreased a 31.3%, to ¥81.0 billion. The large decline of net income from the prior year was mainly due to the low level of income taxes for the prior year and the absence of ¥11.1 billion of net income from discontinued operations, which was accounted for in the prior year.

Kubota Corporation

and Subsidiaries

As for the matter related to the health hazard of asbestos, the Company had paid consolation payments to the patients and the family members of the deceased near the former Kanzaki plant, who are suffering from or died of mesothelioma based on the policy in “Notice on the Company’s action for the health hazard of asbestos”, which was released on June 30, 2005. Moreover, in “Notice on the Company’s actions for the health hazard of asbestos near the former Kanzaki plant” released on December 26, 2005, the Company expressed that the Company intended to consider further actions in place of the consolation payment system, and adopted a system to provide additional support to the patients and the family members. The Company expenses these payments when the Company determines that payments are warranted. The expenses during the year under review were ¥4.2 billion.

(2) Review of operations by industry segment

1) Internal Combustion Engine and Machinery

Sales in Internal Combustion Engine and Machinery were ¥658.8 billion, 13.1 % higher than the prior year, comprising 62.7 % of consolidated net sales. Domestic sales increased 4.0%, to ¥267.3 billion, and overseas sales also increased 20.2%, to ¥391.5 billion. This segment consists of “farm equipment and engines” and “construction machinery”.

In the domestic market, sales of farm equipment increased from the prior year. Although domestic farm equipment market did not have briskness against background of declining number of domestic farmers and bipolarization of individual farmers in terms of scale, the Company executed an aggressive sales promotion with finely-tuned marketing programs and solution providing activities for individual farmers in response to the changing environment surrounding Japanese farmers. Additionally, there was an upward trend in domestic construction machinery market and sales of construction machinery increased due to expansion of sales for the major rental companies armed with high-quality products in terms of safety and convenience. Sales of engines increased largely due to expansion of sales for existing and new manufacturer of construction machinery and industrial machinery.

In overseas markets, sales of tractors in North America increased steadily due to sales promotions named “Thanks a million” campaign, which is promoted after achieving a million sales of tractors in the U.S. Sales in European market increased substantially due to launching new models of garden tractors and utility vehicle (4-wheel multi-purpose vehicle), which achieved successful outcome in the U.S. In Asian market, sales of rice-farming machinery continue to increase, especially tractors in Thailand and combine-harvester in China. As for construction machinery, sales in European market expanded largely due to introduction of new products and increasing share. Sales of construction machinery in North America increased significantly due to improved recognition of usefulness of Mini-backhoe. With regard to engines, sales of North American and European market increased largely due to brisk business activities of existing major customers, development of new customers and expansion of new application.

Kubota Corporation

and Subsidiaries

2) Pipes, Valves and Industrial Castings

Sales in Pipes, Valves and Industrial Castings were ¥189.7 billion, 11.2 % higher than the prior year, comprising 18.0 % of consolidated net sales. Domestic sales increased 7.5%, to ¥167.2 billion, and overseas sales increased 48.7%, to ¥22.5 billion. This segment consists of “pipes and valves” and “industrial castings”.

In the domestic market, sales of ductile iron pipes declined due to declining demands. On the other hand, sales of plastic pipes steadily increased due to the business integration with C.I. Kasei Company Limited from April 2005 and sales of industrial castings also increased largely due to the demands related to brisk capital expenditure in the steel industries and the energy industries.

In overseas markets, sales of ductile iron pipes increased from the prior year due to steady sales for Middle-East area and sales of industrial castings also increased from the prior year.

3) Environmental Engineering

Sales in Environmental Engineering were ¥110.5 billion, 6.1% lower than the prior year, comprising 10.5 % of consolidated net sales. Domestic sales decreased 7.4%, to ¥105.5 billion, and overseas sales increased 32.4%, to ¥5.0 billion. This segment consists of environmental control plants and pumps.

With regard to the domestic market, the Company operated this business in the severe market in which intensifying competition together with price decline in the circumstance of decreasing budgets for public works are in progress. Under such conditions, sales in the Water & Sewage Engineering division increased, but sales in Pumps division slightly decreased and sales in Waste Engineering division decreased significantly. In overseas markets, sales of pumps and submerged membrane system increased steadily.

4) Other

Sales in Other were ¥92.1 billion, 18.0 % lower than the prior year, comprising 8.8 % of consolidated net sales. Domestic sales decreased 18.6%, to ¥90.8 billion, and overseas sales increased 65.5%, to ¥1.2 billion. This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, construction, septic tanks, condominiums and so forth.

Sales of electronic-equipped machinery increased steadily. However, sales of vending machine slightly decreased and sales of air-conditioning equipment, constructions, septic tanks and condominiums also declined. In addition, there was a drop in sales due to the sale of certain subsidiaries. As a consequence, sales of this segment decreased substantially from the prior year.

2. Financial condition

(1) Assets, liabilities and shareholders’ equity

Total assets at the end of March 2006 amounted to ¥1,405.4 billion, an increase of ¥212.3 billion (17.8%) from the end of the prior year. As for assets, inventories and short- and long-term finance receivables increased resulting from business expansion in Internal Combustion Engine and Machinery. Other investment also increased largely due to an increase in unrealized gain on securities accompanied by a rise in Japanese stock price.

Kubota Corporation

and Subsidiaries

Regarding liabilities, short-term borrowings and long-term debt increased largely. Other long-term liabilities also increased substantially owing to an increase in deferred tax liabilities related to an increase in unrealized gain on securities. Shareholders’ equity substantially increased due to recorded net income and an increase in accumulated other comprehensive income mainly resulted from an increase in unrealized gains on securities and partial conversion from convertible bonds to common stock. Shareholders’ equity ratio was 43.2%, 2.9 percentage points higher than the prior year end.

The amount of interest-bearing debt excluding debt related to sale financing programs decreased by ¥43.4 billion, to ¥114.8 billion, and the Company attained the objective to reduce it below ¥140.0 billion by March 31, 2006. The total amount of interest-bearing debt increased by ¥30.1 billion to ¥334.3 billion, compared with the balances at the end of March 2005 due to expansion of financing related to increases in short- and long-term finance receivables.

(2) Cash flows

Net cash provided by operating activities during the year under review was ¥87.9 billion, an increase of ¥20.9 billion from the prior year. Although net income decreased sharply from the prior year, the Company’s cash position was not affected because the subsidy from the government recorded in the prior year, which was the primary reason for the year-over-year decrease, was a nonmonetory gain. The large increase in net cash provided by operating activities was mainly due to the favorable performance of business operations, especially due to operations in Internal Combustion Engine and Machinery.

Net cash used in investing activities was ¥61.3 billion, a decrease of ¥16.9 billion from the prior year. The decrease in net cash used in investing activities was due to increase in collection of finance receivables, in proceeds from sales of finance receivables in North America and in proceeds from land and securities.

Net cash used in financing activities was ¥10.2 billion, an increase of ¥14.7 from the prior year. The Company controlled an increase of interest-bearing debt including short-term borrowings and increased cash dividends. As a result of these activities, net cash used in financing activities increased.

As a result, including the effect of exchange rate, cash and cash equivalents at the end of March 2006 were ¥91.9 billion, a increase of ¥17.3 billion from the prior year.

Cash flow indices

	Year ended March 31, 2006	Year ended March 31, 2005
Equity ratio (%)	43.2	40.3
Equity ratio based on market capitalization (%)	117.4	62.4
Interest-bearing debt / Net cash provided by operating activities (year)	3.8	4.5
Interest coverage ratio (times)	12.7	15.2

(Notes)

Equity ratio : shareholders equity / total assets

Equity ratio based on market capitalization : market capitalization / total assets

Interest coverage ratio : cash flows provided by operating activities / interest paid

Each ratio is calculated based on the figures in the consolidated financial statements. Market capitalization is calculated based on closing price at the end of the fiscal year multiplied by the number of shares outstanding at the end of fiscal year, excluding treasury stock. Cash flows provided by operating activities are the amount of operating cash flows in the consolidated statements of cash flows. Interest-bearing debt includes short-term borrowings, current portion of long-term debt, and long-term debt in the consolidated balance sheets. Additionally, interest paid is the amount of interest paid in the consolidated statements of cash flows.

Kubota Corporation

and Subsidiaries

3. Matter concerning profit allocation for this fiscal year

The Company plans to pay ¥50 per ADS as the total dividends for the entire fiscal year. As the interim cash dividends was ¥20 per ADS, year-end cash dividends will be ¥30 per ADS.

The Company purchased 16.19 million of treasury stock (¥14.8 billion). On the other hand, the Company retired aggregating 56.3 million shares of treasury stock (¥36.3 billion), which consist 39.0 million shares of treasury stock (¥20.9 billion) on June 30, 2005 and 17.3 million shares of treasury stock (¥15.4 billion) on March 31, 2006.

3. Prospect for the Next Fiscal Year

1. General outlook

The Company forecasts consolidated net sales for the year ending March 31, 2007 at ¥1,090.0 billion, up by ¥39.0 billion from the year under review. In the domestic market, the Company expects sales in Internal Combustion Engine and Machinery and in Environmental Engineering to remain same level as the year under review. Although sales in Pipes, Valves and Industrial Castings are forecasted to slightly decrease, sales in Other segment is expected to grow. As a result, total domestic sales are expected to be almost the same amount as those of the year under review. As for overseas sales, the Company expects increased sales due to sales expansion in Pipes, Valves and Industrial Castings, and Environmental Engineering as well as sales expansion in Internal Combustion Engine and Machinery.

The Company forecasts operating income of ¥125.0 billion, an increase of ¥11.5 billion from the year under review. Although the price increases in raw materials will cause downward pressure on operating income, an increase in overseas sales of Internal Combustion Engine and, Corporate-wide cost reduction are expected to contribute to the increase in operating income.

The Company expects income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies for the next fiscal year to be ¥131.5 billion, a decrease of ¥8.9 billion from the year under review. The decrease is primarily due to the significant decrease in other income-net by an absence of the gain on nonmonetory exchange of securities (¥15.9 billion) recorded in the year under review. Accordingly, net income is forecasted to be ¥77.0 billion, down ¥4.0 billion from the year under review. (These forecasts anticipate an exchange rate of ¥113=US$1.)

2. Prospect with regard to the profit allocation for the next fiscal year

In accordance with the previously described basic policy related to the Company’s profit allocation of “maintaining stable or raising dividends”, the Company is considering paying cash dividends per ADS for the next fiscal year equivalent to, or more of, the year under review (¥50 per ADS). Specific amount will be decided based on the development of business performance in the next fiscal year.

Kubota Corporation

and Subsidiaries

4. Risk Factors

The Company has several risks that may have a material effect on the Company’s consolidated results of operations and financial position. The descriptions of risks are as follows:

(1) Declines in economic conditions in Kubota’s major markets, including private-sector capital expenditure, construction investment, and domestic public investment, may adversely impact the results of operations of the Company.

Industrial and capital goods make up a substantial portion of the Company’s products. Accordingly, sales of the Company may be sensitive to declines in general economic conditions, including private-sector capital expenditure, construction investment, domestic public investment, change in governmental agricultural policies and general economic conditions in overseas markets.

(2) Fluctuations of foreign exchange rates, including a stronger yen, may reduce net sales and adversely affect the results of operations of the Company.

(3) Difficulties associated with operating internationally may adversely affect net sales and profitability.

The following risks are important concerns for the Company:

• Unexpected changes in international, or each country’s, tax regulations

• Unexpected legal or regulatory changes in each country

• Difficulties in retaining qualified personnel

• Insufficient technological skills or instability between management and employee unions in developing countries

• Political instability in those countries

(4) The Company utilizes estimations on some accounts in the consolidated financial statements, which may require additional accruals due to unanticipated changes in the basis of assumptions.

Estimations on some accounts in the consolidated financial statements of the Company are based on various assumptions about future economic results. If actual results differ from any of these assumptions, unanticipated additional accruals may be required.

(5) Strategic alliances, mergers, and acquisitions may not generate successful results as planned.

(6) The Company may not be able to successfully create new businesses or businesses complementary to the current ones.

If the Company fails to develop such businesses which require investments in personnel and assets to produce and market appropriate products, subsequent impairment charges may be taken, or there may be a negative impact on the Company’s financial position.

(7) Impairment losses on investments in marketable securities may occur as a result of stock market fluctuations.

The Company owns a large amount of securities. Most of these securities are equity securities, and, accordingly, depending on stock market fluctuations, unrealized and realized losses may occur.

(8) In each of its businesses, Kubota is subject to intensifying competitive pressures. The Company must compete successfully to maintain sales and profits.

Unless the Company surpasses other companies in such areas as terms of trade, R&D, and quality, sales and/or net income may decrease in the future.

Kubota Corporation

and Subsidiaries

(9) The Company may be required to incur significant financial expenses if its products and services have serious defects.

If the Company’s products and services have serious defects, associated expenses may have a material effect on the Company’s consolidated results of operations and financial position.

(10) The Company is subject to various environmental laws and regulations, and may be required to incur considerable expenses in order to comply with such laws and regulations.

(11) The Company may be required to incur significant financial expenses in connection with environmental damage it may cause in its activities.

The Company may cause environmental pollution while conducting its activities, such as the release of hazardous materials, and causing air pollution, water pollution and ground pollution. In such an event, the Company may have to incur substantial expense and may face litigation regarding these issues.

(12) The Company may be required to incur significant expenses relevant to asbestos-related issues.

There may be a material adverse effect on the Company’s consolidated results of operations and financial position resulting from various expenses or face lawsuits related to the asbestos-related health hazards of employees (including former employees) who engaged in the manufacturing of asbestos-containing products, and residents who lived near the Company’s factory at which asbestos-containing products were produced.

(13) Damage by Natural Disasters

In case of a strong earthquake or related tidal wave or large and powerful typhoon, the Company may be affected in the operation of manufacturing products.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

(Unaudited)

(In millions of yen)

	Year ended March 31, 2006		Year ended March 31, 2005		Change
	Amount	%	Amount	%	Amount	%
Net sales	1,051,040	100.0	983,226	100.0	67,814	6.9
Cost of sales	747,380	71.1	713,312	72.6	34,068	4.8
Selling, general, and administrative expenses	185,451	17.6	181,727	18.5	3,724	2.0
Loss from disposal and impairment of businesses and fixed assets	4,709	0.5	1,414	0.1	3,295	233.0

Operating income	113,500	10.8	86,773	8.8	26,727	30.8

Other income (expenses):
Interest and dividend income	14,355		9,488		4,867
Interest expense	(7,122)		(4,699)		(2,423)
Gain on sales of securities-net	4,703		1,604		3,099
Gain on nonmonetary exchange of securities	15,901		—		15,901
Foreign exchange gain-net	(1,952)		3,597		(5,549)
Subsidy from the government	—		58,571		(58,571)
Other-net	1,021		701		320

Other income (expenses), net	26,906		69,262		(42,356)

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	140,406	13.4	156,035	15.9	(15,629)	(10.0)

Income taxes:
Current	34,433		34,491		(58)
Deferred	21,634		13,625		8,009

Total income taxes	56,067		48,116		7,951

Minority interests in earnings of subsidiaries	4,938		3,442		1,496

Equity in net income of affiliated companies	1,633		2,324		(691)

Net income from continuing operations	81,034	7.7	106,801	10.9	(25,767)	(24.1)

Income from discontinued operations, net of taxes	—		11,100		(11,100)

Net income	81,034	7.7	117,901	12.0	(36,867)	(31.3)

				(In yen)

Basic earnings per ADS (5 common shares):	311		446		(135)

Diluted earnings per ADS (5 common shares):	308		434		(126)

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Assets	(In millions of yen)

	March 31, 2006		March 31, 2005		Change
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	91,858		74,563		17,295
Notes and accounts receivable:
Trade notes	70,007		72,517		(2,510)
Trade accounts	242,865		248,338		(5,473)
Less: Allowance for doubtful receivables	(2,155)		(2,257)		102

Total receivables, net	310,717		318,598		(7,881)

Short-term finance receivables	79,116		50,921		28,195
Inventories	175,660		155,146		20,514
Other current assets	100,873		76,143		24,730

Total current assets	758,224	54.0	675,371	56.6	82,853

Investments and long-term finance receivables:
Investments in and advances to affiliated companies	13,145		11,808		1,337
Other investments	236,629		146,979		89,650
Long-term finance receivables	124,509		80,725		43,784

Total investments and long-term finance receivables	374,283	26.6	239,512	20.1	134,771

Property, plant and equipment:
Land	82,978		83,031		(53)
Buildings	203,985		200,173		3,812
Machinery and equipment	367,150		359,659		7,491
Construction in progress	6,236		4,499		1,737

Total	660,349		647,362		12,987
Accumulated depreciation	(433,977)		(427,612)		(6,365)

Net property, plant and equipment	226,372	16.1	219,750	18.4	6,622

Other assets:	46,523	3.3	58,423	4.9	(11,900)

Total	1,405,402	100.0	1,193,056	100.0	212,346

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Liabilities and shareholders’ equity	(In millions of yen)

	March 31, 2006		March 31, 2005		Change
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	132,209		119,802		12,407
Trade notes payable	33,560		33,675		(115)
Trade accounts payable	186,901		183,367		3,534
Advances received from customers	7,311		4,104		3,207
Notes and accounts payable for capital expenditures	13,348		9,094		4,254
Accrued payroll costs	24,310		23,616		694
Accrued expenses	28,587		24,998		3,589
Income taxes payable	12,376		12,223		153
Other current liabilities	27,816		26,289		1,527
Current portion of long-term debt	50,020		66,877		(16,857)

Total current liabilities	516,438	36.7	504,045	42.3	12,393

Long-term liabilities:
Long-term debt	152,024		117,488		34,536
Accrued retirement and pension costs	53,633		65,836		(12,203)
Other long-term liabilities	47,925		3,093		44,832

Total long-term liabilities	253,582	18.0	186,417	15.6	67,165

Minority interests:	28,898	2.1	21,575	1.8	7,323

Shareholders’ equity:
Common stock	84,070		78,156		5,914,
Additional paid-in capital	93,150		87,263		5,887
Legal reserve	19,539		19,539		—
Retained earnings	323,116		290,187		32,929,
Accumulated other comprehensive income	86,769		27,507		59,262
Treasury stock	(160)		(21,633)		21,473

Total shareholders’ equity	606,484	43.2	481,019	40.3	125,465

Total	1,405,402	100.0	1,193,056	100.0	212,346

Kubota Corporation

and Subsidiaries

Consolidated Statements of Comprehensive Income

(Unaudited)

(In millions of yen)

	Year ended March 31, 2006	Year ended March 31, 2005	Change
Net income	81,034	117,901	(36,867)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	13,570	(1,468)	15,038
Unrealized gains on securities	45,017	517	44,500
Minimum pension liability adjustment	—	3,492	(3,492)
Unrealized gains (losses) on derivatives	675	(1,109)	1,784

Other comprehensive income	59,262	1,432	57,830

Comprehensive income	140,296	119,333	20,963

Consolidated Statements of Shareholders’ Equity

(Unaudited)

(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income	Treasury stock
Balance, April 1, 2004	1,340,197	78,156	87,263	19,539	204,156	26,075	(24,107)

Net income					117,901
Other comprehensive income						1,432
Cash dividends, ¥30 per ADS (5 common shares)					(7,989)
Purchases of treasury stock	(39,784)						(21,407)
Retirement of treasury stock					(23,881)		23,881

Balance, March 31, 2005	1,300,413	78,156	87,263	19,539	290,187	27,507	(21,633)

Conversion of convertible bonds	15,360	5,914	5,887
Net income					81,034
Other comprehensive income						59,262
Cash dividends, ¥45 per ADS (5 common shares)					(11,769)
Purchases of treasury stock	(16,285)						(14,863)
Retirement of treasury stock					(36,336)		36,336

Balance, March 31, 2006	1,299,488	84,070	93,150	19,539	323,116	86,769	(160)

Kubota Corporation

and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

(In millions of yen)

	Year ended March 31, 2006	Year ended March 31, 2005	Change
Operating activities:
Net income	81,034	117,901
Depreciation and amortization	25,821	25,808
Provision for reversal of retirement and pension costs, less payments	(12,514)	(7,306)
Subsidy from the government	—	(58,571)
Gain on sales of securities-net	(4,703)	(1,604)
Gain on nonmonetary exchange of securities	(15,901)	—
Gain on disposal of fixed asset	23	1,341
Equity in net income of affiliated companies	(1,633)	(2,324)
Deferred income taxes	21,634	13,625
Decrease (increase) in notes and accounts receivable	11,099	(19,540)
Increase in inventories	(11,736)	(8,129)
Increase in other current assets	(10,559)	(15,159)
Increase (decrease) in trade notes and accounts payable	(4,060)	22,404
Decrease in income taxes payable	(167)	(3,363)
Increase in other current liabilities	4,408	3,151
Other	5,111	(1,326)

Net cash provided by operating activities	87,857	66,908	20,949

Investing activities:
Purchases of fixed assets	(25,680)	(20,818)
Purchases of investments and change in advances	442	(495)
Proceeds from sales of property, plant, and equipment	5,568	2,769
Proceeds from sales of investments	8,499	2,981
Proceeds from sales of business	218	1,117
Increase in finance receivables	(142,393)	(119,878)
Collection of finance receivables	80,163	53,575
Proceeds from sales of finance receivables	11,753	5,208
Cash transferred in sale of a business	—	(6,048)
Other	138	3,361

Net cash used in investing activities	(61,292)	(78,228)	16,936

Financing activities:
Proceeds from issuance of long-term debt	88,829	39,582
Repayments of long-term debt	(71,719)	(39,081)
Net increase in short-term borrowings	335	34,453
Cash dividends	(11,769)	(7,989)
Purchases of treasury stock	(14,898)	(21,451)
Other	(964)	(1,006)

Net cash provided by (used in) financing activities	(10,186)	4,508	(14,694)

Effect of exchange rate changes on cash and cash equivalents	916	154	762

Net increase (decrease) in cash and cash equivalents	17,295	(6,658)
Cash and cash equivalents, beginning of year	74,563	81,221

Cash and cash equivalents, end of year	91,858	74,563	17,295

		(In millions of yen)

Notes:
Cash paid during the year for:
Interest	6,911	4,401	2,510
Income taxes	32,724	32,092	632

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(Unaudited)

(1) Information by industry segment

Year ended March 31, 2006	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	658,776	189,708	110,479	92,077	1,051,040	—	1,051,040
Intersegment	40	2,184	209	15,176	17,609	(17,609)	—

Total	658,816	191,892	110,688	107,253	1,068,649	(17,609)	1,051,040

Cost of sales and operating expenses	555,687	172,637	106,475	105,073	939,872	(2,332)	937,540
Operating income	103,129	19,255	4,213	2,180	128,777	(15,277)	113,500
Identifiable assets at March 31, 2006	760,001	181,740	92,996	81,461	1,116,198	289,204	1,405,402
Depreciation	15,284	5,308	798	1,492	22,882	2,508	25,390
Loss from impairment	61	82	59	836	1,038	—	1,038
Capital expenditures	25,482	3,585	389	1,479	30,935	2,870	33,805

Year ended March 31, 2005	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	582,664	170,629	117,633	112,300	983,226	—	983,226
Intersegment	88	8,237	249	14,956	23,530	(23,530)	—

Total	582,752	178,866	117,882	127,256	1,006,756	(23,530)	983,226

Cost of sales and operating expenses	503,596	167,391	112,167	123,374	906,528	(10,075)	896,453
Operating income	79,156	11,475	5,715	3,882	100,228	(13,455)	86,773
Identifiable assets at March 31, 2005	614,123	190,669	105,890	100,874	1,011,556	181,500	1,193,056
Depreciation	14,154	6,368	930	1,678	23,130	2,338	25,468
Loss from impairment	77	—	42	976	1,095	—	1,095
Capital expenditures	17,482	1,823	358	1,388	21,051	5,046	26,097

Kubota Corporation

and Subsidiaries

(2) Information by geographic segment

Year ended March 31, 2006	(In millions of yen)

	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	659,062	273,078	118,900	1,051,040	—	1,051,040
Intersegment	250,976	4,934	4,070	259,980	(259,980)	—

Total	910,038	278,012	122,970	1,311,020	(259,980)	1,051,040

Cost of sales & operating expenses	807,788	257,080	111,547	1,176,415	(238,875)	937,540
Operating income	102,250	20,932	11,423	134,605	(21,105)	113,500
Identifiable assets at March 31, 2006	730,366	390,122	80,353	1,200,841	204,561	1,405,402

Year ended March 31, 2005				(In millions of yen)

	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	659,283	232,135	91,808	983,226	—	983,226
Intersegment	193,242	3,000	2,792	199,034	(199,034)	—

Total	852,525	235,135	94,600	1,182,260	(199,034)	983,226

Cost of sales & operating expenses	778,412	215,044	87,207	1,080,663	(184,210)	896,453
Operating income	74,113	20,091	7,393	101,597	(14,824)	86,773
Identifiable assets at March 31, 2005	746,627	259,218	64,737	1,070,582	122,474	1,193,056

(3) Overseas sales

Year ended March 31, 2006	(In millions of yen)

	North America	Other Areas	Total
Overseas sales	271,329	148,900	420,229
Consolidated net sales			1,051,040
Ratio of overseas sales to consolidated net sales	25.8%	14.2%	40.0%

Year ended March 31, 2005	(In millions of yen)

	North America	Other Areas	Total
Overseas sales	232,631	112,693	345,324
Consolidated net sales			983,226
Ratio of overseas sales to consolidated net sales	23.6%	11.5%	35.1%

Kubota Corporation

and Subsidiaries

Fair Value of Short-Term and Other Investments

(Unaudited)

The Company classifies its holding marketable equity securities and all of its debt securities as available for sale securities, which are reported at their fair value on the Company’s balance sheet. The following table presents costs, fair values, net unrealized holding gains and losses for securities by major security type at March 31, 2006 and 2005.

(In millions of yen)

	March 31, 2006			March 31, 2005
	Cost	Fair value	Net unrealized holding gains	Cost	Fair value	Net unrealized holding gains
Other Investments (*):
Equity securities of financial institutions	37,208	153,697	116,489	22,040	87,232	65,192
Other equity securities	19,970	71,705	51,735	19,812	47,423	27,611
Other	—	—	—	813	820	7

Total	57,178	225,402	168,224	42,665	135,475	92,810

(*)	“Other investments” on the Company’s balance sheets includes investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value. They were stated at cost of ¥11,227 million and ¥11,504 million, at March 31, 2006 and 2005, respectively.

Kubota Corporation

and Subsidiaries

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2006, of ¥117= US$1, solely for convenience.

2.	Each ADS represents 5 common shares.

3.	122 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota-C.I. Co., Ltd.
Kubota Construction Co., Ltd. Kubota Credit Co., Ltd.
Kubota Environmental Service Co., Ltd. Kubota Maison Co., Ltd.

	Overseas	Kubota Tractor Corporation
Kubota Credit Corporation, U.S.A.
Kubota Manufacturing of America Corporation
Kubota Engine America Corporation
Kubota Metal Corporation Kubota Baumaschinen GmbH Kubota Europe S.A.S.

4.	25 affiliated companies are accounted for by the equity method.

Major affiliated companies	Domestic	17 sales companies of farm equipment
Kubota Matsushitadenko Exterior Works, Ltd.

5.	Summary of accounting policies:

	The accompanying condensed consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for ‚.

‚	The Consolidated Segment Information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.	The consolidated financial reports for the prior year have been reclassified to conform to the presentation for the year ended March 31, 2006.

7.	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the consolidated statement of income for the prior year has been restated to report the results of oprations of the components, which are classified as discontinued operations in the year unrder review.

Kubota Corporation

and Subsidiaries

Consolidated Net Sales by Industry Segment

(Unaudited)

(In millions of yen)

	Year ended Mar. 31, 2006		Year ended Mar. 31, 2005		Change
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	578,164	55.0	519,428	52.8	58,736	11.3

Domestic	240,722		232,074		8,648	3.7
Overseas	337,442		287,354		50,088	17.4

Construction Machinery	80,612	7.7	63,236	6.5	17,376	27.5

Domestic	26,559		24,923		1,636	6.6
Overseas	54,053		38,313		15,740	41.1

Internal Combustion Engine & Machinery	658,776	62.7	582,664	59.3	76,112	13.1

Domestic	267,281	25.4	256,997	26.2	10,284	4.0
Overseas	391,495	37.3	325,667	33.1	65,828	20.2

Pipes and Valves	150,559	14.3	136,622	13.9	13,937	10.2

Domestic	142,071		132,755		9,316	7.0
Overseas	8,488		3,867		4,621	119.5

Industrial Castings	39,149	3.7	34,007	3.4	5,142	15.1

Domestic	25,115		22,723		2,392	10.5
Overseas	14,034		11,284		2,750	24.4

Pipes, Valves & Industrial Castings	189,708	18.0	170,629	17.3	19,079	11.2

Domestic	167,186	15.9	155,478	15.8	11,708	7.5
Overseas	22,522	2.1	15,151	1.5	7,371	48.7

Environmental Engineering	110,479	10.5	117,633	12.0	(7,154)	(6.1)

Domestic	105,505	10.0	113,875	11.6	(8,370)	(7.4)
Overseas	4,974	0.5	3,758	0.4	1,216	32.4

Building Materials & Housing	13,512	1.3	24,874	2.5	(11,362)	(45.7)

Domestic	13,512		24,874		(11,362)	(45.7)

Other	78,565	7.5	87,426	8.9	(8,861)	(10.1)

Domestic	77,327		86,678		(9,351)	(10.8)
Overseas	1,238		748		490	65.5

Other	92,077	8.8	112,300	11.4	(20,223)	(18.0)

Domestic	90,839	8.7	111,552	11.3	(20,713)	(18.6)
Overseas	1,238	0.1	748	0.1	490	65.5

Total	1,051,040	100.0	983,226	100.0	67,814	6.9

Domestic	630,811	60.0	637,902	64.9	(7,091)	(1.1)
Overseas	420,229	40.0	345,324	35.1	74,905	21.7

Kubota Corporation

and Subsidiaries

Anticipated Consolidated Net Sales by Industry Segment

(In billions of yen)

	Year ending Mar. 31, 2007		Year ending Mar. 31, 2006		Change
	Amount	%	Amount	%	Amount	%
Domestic	268.0		267.3		0.7	0.3
Overseas	425.0		391.5		33.5	8.6

Internal Combustion Engine & Machinery	693.0	63.6	658.8	62.7	34.2	5.2

Domestic	162.0		167.2		(5.2)	(3.1)
Overseas	28.0		22.5		5.5	24.4

Pipes, Valves & Industrial Castings	190.0	17.4	189.7	18.0	0.3	0.2

Domestic	104.0		105.5		(1.5)	(1.4)
Overseas	7.0		5.0		2.0	40.0

Environmental Engineering	111.0	10.2	110.5	10.5	0.5	0.5

Domestic	95.0		90.8		4.2	4.6
Overseas	1.0		1.2		(0.2)	(16.7)

Other	96.0	8.8	92.0	8.8	4.0	4.3

Grand Total	1,090.0	100.0	1,051.0	100.0	39.0	3.7

Domestic	629.0	57.7	630.8	60.0	(1.8)	(0.3)
Overseas	461.0	42.3	420.2	40.0	40.8	9.7

Kubota Corporation

(Parent Company Only)

Non-consolidated Financial Highlights

(Unaudited)

(1) The date of the Board of Directors’ Meeting	Friday, May 12, 2006

(2) The date of the Ordinary General Meeting of Shareholders	Friday, June 23, 2006

(3) Results of operations	(In millions of yen except per ADS amounts)

	Year ended March 31, 2006	Change(*)	Year ended March 31, 2005	Change(*)
Net sales	¥693,503	2.7%	¥675,431	1.7%
Operating income	¥74,766	31.5%	¥56,857	35.9%
% of net sales	10.8%		8.4%
Ordinary income	¥81,032	25.2%	¥64,733	40.8%
% of net sales	11.7%		9.6%
Net income	¥47,630	10.3%	¥43,186	98.9%
% of net sales	6.9%		6.4%
Net income per ADS (5 common shares)(**)	¥182		¥163	—
Ratio of net income to shareholders’ equity	10.8%		11.0%	—
Ratio of ordinary income to total assets	9.1%		7.5%	—

Notes to results of operations:

1.	Weighted-average number of shares outstanding during the year ended March 31, 2006 1,304,491,173

Weighted-average number of shares outstanding during the year ended March 31, 2005                1,323,551,587

2.	(*) represents percentage change to the comparable previous year.
3.	(**) represents amount based on the average number of common shares outstanding during the year.

(4) Cash dividends	(In millions of yen except per ADS amounts)

	Cash dividends per ADS			Annual cash dividends	Annual cash dividends as % to net income	Annual dividends as % to shareholders’ equity
	Interim	Year end	Total
Year ended March 31, 2006		(*)
	¥20.00	¥30.00	¥50.00	¥13,063	27.5%	2.7%
Year ended March 31, 2005	¥15.00	¥25.00	¥40.00	¥10,471	24.6%	2.6%

Note to cash dividends:

(*)	Year end dividends for the fiscal year ended March 31, 2006 are subject to shareholders’ approval at the Ordinary General Meeting of Shareholders to be held on June 23, 2006.

Kubota Corporation

(Parent Company Only)

(5) Financial position	(In millions of yen except per ADS amounts)

	As of March 31, 2006	As of March 31, 2005
Total assets	¥922,838	¥861,617
Shareholders’ equity	¥484,759	¥397,954
Ratio of shareholders’ equity to total assets	52.5%	46.2%
Shareholders’ equity per ADS	¥1,864	¥1,529

Notes to financial position:

Number of shares outstanding as of March 31, 2006	1,299,845,909
Number of shares outstanding as of March 31, 2005	1,300,843,383
Number of treasury stock as of March 31, 2006	23,271
Number of treasury stock as of March 31, 2005	39,965,595

(6) Anticipated results of operations for the year ending March 31, 2007	(In millions of yen except per ADS amounts)

	Six months ending September 30, 2006	Year ending March 31, 2007
Net sales	¥314,000	¥710,000
Ordinary income	¥35,500	¥78,500
Net income	¥22,500	¥48,500
Interim cash dividends per ADS	—	—
Year end cash dividends per ADS	—	—

Notes to anticipated results of operations for the year ending March 31, 2006:

1.	The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan and includes the information of parent company only. It should not be confused with condensed consolidated financial information.

2.	All figures in the non-consolidated financial information have been rounded down except per ADS information.

3.	Forecasted cash dividends per ADS are not disclosed.

4.	Please refer to page 9 for further information related to the above mentioned anticipated results of operations.

Kubota Corporation

and Subsidiaries

Notice of Change of Management

(Effective as of June 23, 2006)

1) Appointment of new Directors

Name	Current Title
Nobuyo Shioji	General Manager of Construction Machinery Division

Takeshi Torigoe	General Manager of Steel Castings Division

Satoru Sakamoto	General Manager of Air Condition Equipment Division

Hideki Iwabu	General Manager of Water & Sewage Engineering Division

2) Retirement of Directors

Name	Current Title	New Title
Akio Nishino	Director	Adviser

Takashi Shoji	Director	Chairman of Kubota Environmental Service Co., Ltd.

3) Retirement of Corporate Auditor

Name	Current Title	New Title
Masamichi Nakahiro	Corporate Auditor	Adviser

End of document

May 12, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on restatement of previously reported earning releases

Please be advised that Kubota Corporation (hereinafter “the Company”) has restated previously reported earning releases as follows:

1. Previously reported earning releases to be restated

	Results of operations for the year ended March 31, 2005 (disclosed on May 13, 2005)

‚	Results of operations for the six months ended September 30, 2004 (disclosed on November 8, 2004)

ƒ	Results of operations for the nine months ended December 31, 2004 (disclosed on February 3, 2005)

2. Reason for restatement

Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS144) requires that results of the operations, which have been (or will be) eliminated from the ongoing operations of the entity (“discontinued operations”), shall be separated from result of other ongoing operations (“continuing operations”) on disclosure of the entity. The Company’s results of operations for the year ended March 31, 2005 included results of the operation of golf course, which was sold during the year ended March 31, 2005. The Company closely reviewed the accounting treatment for this operation and reached a conclusion that this operation should have been accounted for and disclosed as discontinued operations in accordance with SFAS144. Accordingly, the Company restates the earning releases mentioned above.

3. Contents of restatements

From the reason described above, the Company restates its “consolidated statements of income”, “consolidated segment information” and other related information in the previously reported earning releases to be restated.

Additionally, the Company restates its “consolidated statements of income”, “consolidated segment information” and other related information, which were presented as the comparable previous period in the previously reported earning releases to be restated.

Details of restatement are presented in Appendix.

4. Replacement of figures on earning releases for the year ended March 31, 2006

After the above restatement, the figures of “consolidated statements of income”, “consolidated segment information” and other related information, which were presented as the comparable previous period in earning releases for the six months ended September 30, 2005 and the nine months ended December 31, 2005, are replaced by the figures restated in the above restatement.

Details of restatement are presented in Appendix.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

[Appendix] Details of restatements of results of operations

I. Restatements of results of operations for the year ended March 31, 2005 and the year ended March 31, 2004 as comparable previous period

1. Results of operations for the year ended March 31, 2005

(1) Consolidated Statements of Income (Page 14)

<As Restated>

Consolidated Statements of Income

(Unaudited)

(In millions of yen)

	Year ended March 31, 2005		Year ended March 31, 2004		Change
	Amount	%	Amount	%	Amount	%
Net sales	983,226	100.0	929,876	100.0	53,350	5.7
Cost of sales	713,312	72.6	701,718	75.5	11,594	1.7
Selling, general, and administrative expenses	181,727	18.5	199,189	21.4	(17,462)	(8.8)
Loss from disposal and impairment of businesses and fixed assets	1,414	0.1	6,359	0.7	(4,945)	(77.8)

Operating income	86,773	8.8	22,610	2.4	64,163	283.8
Other income (expenses):
Interest and dividend income	9,488		7,264		2,224
Interest expense	(4,699)		(4,252)		(447)
Gain on sales of securities	1,604		3,161		(1,557)
Exchange gains (losses)	3,597		(1,534)		5,131
Government subsidy	58,571		—		58,571
Other-net	701		643		58

Other income (expenses), net	69,262		5,282		63,980
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	156,035	15.9	27,892	3.0	128,143	459.4
Income taxes:
Current	34,491		29,255		5,236
Deferred	13,625		(15,554)		29,179

Total income taxes	48,116		13,701		34,415
Minority interests in earnings of subsidiaries	3,442		2,476		966
Equity in net income of affiliated companies	2,324		780		1,544

Net income from continuing operations	106,801	10.9	12,495	1.3	94,306	754.7
Income (loss) from discontinued operations, net of taxes	11,100		(795)		11,895

Net income	117,901	12.0	11,700	1.3	106,201	907.7

Appendix-1

<As Previously Reported>

Consolidated Statements of Income

(Unaudited)

(In millions of yen)

	Year ended March 31, 2005		Year ended March 31, 2004		Change
	Amount	%	Amount	%	Amount	%
Net sales	983,226	100.0	930,237	100.0	52,989	5.7
Cost of sales	713,312	72.5	701,727	75.4	11,585	1.7
Selling, general, and administrative expenses	181,727	18.5	199,768	21.5	(18,041)	(9.0)
Loss (gain) from disposal or impairment of businesses and fixed assets	(4,112)	(0.4)	6,893	0.8	(11,005)	—

Operating income	92,299	9.4	21,849	2.3	70,450	322.4
Other income (expenses):
Interest and dividend income	9,488		7,264		2,224
Interest expense	(4,699)		(4,286)		(413)
Gain on sales of securities	1,604		3,161		(1,557)
Exchange gains (losses)	3,597		(1,534)		5,131
Government subsidy	58,571		—		58,571
Other-net	701		643		58

Other income (expenses), net	69,262		5,248		64,014
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	161,561	16.4	27,097	2.9	134,464	496.2
Income taxes:
Current	28,917		29,255		(338)
Deferred	13,625		(15,554)		29,179

Total income taxes	42,542		13,701		28,841
Minority interests in earnings of subsidiaries	3,442		2,476		966
Equity in net income of affiliated companies	2,324		780		1,544

Net income	117,901	12.0	11,700	1.3	106,201	907.7

Appendix-2

(2) Consolidated Segment Information

 Information by industry segment (Page 19)

(In millions of yen)

Year ended March 31, 2005	<As Restated>			<As Previously Reported>
	Other	Total	Consolidated	Other	Total	Consolidated
Net sales
Unaffiliated customers	112,300	983,226	983,226	112,300	983,226	983,226
Intersegment	14,956	23,530	—	14,956	23,530	—

Total	127,256	1,006,756	983,226	127,256	1,006,756	983,226

Cost of sales and operating expenses	123,374	906,528	896,453	117,848	901,002	890,927

Operating income	3,882	100,228	86,773	9,408	105,754	92,299

Notes : There was no restatement in “Internal Combustion Engine & Machinery”, “Pipes, Valves and Industrial Castings”, “Environmental Engineering” and “Corporate & Eliminations”.

Year ended March 31, 2004	<As Restated>			<As Previously Reported>
	Other	Total	Consolidated	Other	Total	Consolidated
Net sales
Unaffiliated customers	137,426	929,876	929,876	137,787	930,237	930,237
Intersegment	16,581	24,232	—	16,581	24,232	—

Total	154,007	954,108	929,876	154,368	954,469	930,237

Cost of sales and operating expenses	161,058	912,686	907,266	162,180	913,808	908,388

Operating income (loss)	(7,051)	41,422	22,610	(7,812)	40,661	21,849

Notes : There was no restatement in “Internal Combustion Engine & Machinery”, “Pipes, Valves and Industrial Castings”, “Environmental Engineering” and “Corporate & Eliminations”.

‚ Information by geographic segment (Page 20)

(In millions of yen)

Year ended March 31, 2005	<As Restated>			<As Previously Reported>
	Japan	Total	Consolidated	Japan	Total	Consolidated
Net sales
Unaffiliated customers	659,283	983,226	983,226	659,283	983,226	983,226
Intersegment	193,242	199,034	—	193,242	199,034	—

Total	852,525	1,182,260	983,226	852,525	1,182,260	983,226

Cost of sales & operating expenses	778,412	1,080,663	896,453	772,886	1,075,137	890,927

Operating income	74,113	101,597	86,773	79,639	107,123	92,299

Notes : There was no restatement in “North America”, “Other Area” and “Corporate & Eliminations”.

Year ended March 31, 2004	<As Restated>			<As Previously Reported>
	Japan	Total	Consolidated	Japan	Total	Consolidated
Net sales
Unaffiliated customers	675,081	929,876	929,876	675,442	930,237	930,237
Intersegment	154,741	159,346	—	154,741	159,346	—

Total	829,822	1,089,222	929,876	830,183	1,089,583	930,237

Cost of sales & operating expenses	814,036	1,049,569	907,266	815,158	1,050,691	908,388

Operating income	15,786	39,653	22,610	15,025	38,892	21,849

Notes : There was no restatement in “North America”, “Other Area” and “Corporate & Eliminations”.

ƒ Overseas sales (Page 20)

(In millions of yen)

Year ended March 31, 2004	<As Restated>	<As Previously Reported>
	Total	Total
Overseas sales	286,891	286,891
Consolidated net sales	929,876	930,237

Ratio of overseas sales to consolidated net sales	30.9%	30.8%

Notes : There was no restatement in “North America” and “Other Area”. And There was no restatement for the year ended March 31, 2005.

Appendix-3

(3) Other restatement related to the restatement of Consolidated Statements of Income and Consolidated Segment Information

 Consolidated Financial Highlights (Page 1)

(In millions of yen)

<As Restated>	Year ended March 31, 2005	% (*)	Year ended March 31, 2004	% (*)
Net sales	¥983,226	5.7	¥929,876	0.4

Operating income	¥86,773	283.8	¥22,610	(51.5)

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥156,035	459.4	¥27,892	20.5
% of net sales	15.9%		3.0%

Ratio of income before income taxes to total assets	13.5%		2.5%

<As Previously Reported>	Year ended March 31, 2005	% (*)	Year ended March 31, 2004	% (*)
Net sales	¥983,226	5.7	¥930,237	0.4

Operating income	¥92,299	322.4	¥21,849	(26.2)

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥161,561	496.2	¥27,097	340.2
% of net sales	16.4%		2.9%

Ratio of income before income taxes to total assets	13.9%		2.4%

Note :	(*) represents percentage change from the comparable previous period.

‚ Summary of the results of operations for the year under review (Page 8)

<As Restated>

Operating income was ¥86.8 billion, a 283.8 % increase from the prior year. In spite of the appreciation of the yen and higher prices of raw materials, a significant decrease of pension costs, increased sales centering on Internal Combustion Engine and Machinery segment, and the reduction of costs in public works related business contributed to an increase of operating income.

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥156.0 billion, a 459.4 % increase from the prior year. The increase was largely due to a ¥58.6 billion of the government subsidy (*) and the increase in operating income. Accordingly, after ¥48.1 billion of income taxes, ¥1.1 billion of minority interests in earnings of subsidiaries and equity in net income of affiliated companies, and added ¥11.1 billion of net income from discontinued operations, net of taxes, net income during the year under review jumped to ¥117.9 billion, a 907.7 % increase from the prior year.

(*)	Government subsidy is the gain from settlement of substitutional portion of the government pension plan.

<As Previously Reported>

Operating income was ¥92.3 billion, a 322.4 % increase from the prior year. In spite of the appreciation of the yen and higher prices of raw materials, a significant decrease of pension costs, increased sales centering on Internal Combustion Engine and Machinery segment, and the reduction of costs in public works related business contributed to an increase of operating income.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥161.6 billion, a 496.2 % increase from the prior year. The increase was largely due to a ¥58.6 billion of the government subsidy (*) and the increase in operating income. Accordingly, after ¥42.5 billion of income taxes, ¥1.1 billion of minority interests in earnings of subsidiaries and equity in net income of affiliated companies, net income during the year under review jumped to ¥117.9 billion, a 907.7 % increase from the prior year.

(*)	Government subsidy is the gain from settlement of substitutional portion of the government pension plan.

ƒ Review of operations by product group

4) Other (Page 10)

<As Restated>

Sales in Other were ¥112.3 billion, 18.3 % lower than the prior year, comprising 11.4 % of consolidated net sales. Domestic sales decreased 17.4%, to ¥111.6 billion, and overseas sales declined 67.5%, to ¥0.7 billion.

<As Previously Reported>

Sales in Other were ¥112.3 billion, 18.5 % lower than the prior year, comprising 11.4 % of consolidated net sales. Domestic sales decreased 17.7%, to ¥111.6 billion, and overseas sales declined 67.5%, to ¥0.7 billion.

Appendix-4

„ Consolidated Net Sales by Product Group (Page 24)	(In millions of yen)

<As Restated>	Year ended Mar. 31, 2005	Year ended Mar. 31, 2004	Change
	Amount	Amount	Amount	%
Other	87,426	85,603	1,823	2.1

Domestic	86,678	83,303	3,375	4.1
Overseas	748	2,300	(1,552)	(67.5)

Other	112,300	137,426	(25,126)	(18.3)

Domestic	111,552	135,126	(23,574)	(17.4)
Overseas	748	2,300	(1,552)	(67.5)

Total	983,226	929,876	53,350	5.7

Domestic	637,902	642,985	(5,083)	(0.8)
Overseas	345,324	286,891	58,433	20.4

<As Previously Reported>	Year ended Mar. 31, 2005	Year ended Mar. 31, 2004	Change
	Amount	Amount	Amount	%
Other	87,426	85,964	1,462	1.7

Domestic	86,678	83,664	3,014	3.6
Overseas	748	2,300	(1,552)	(67.5)

Other	112,300	137,787	(25,487)	(18.5)

Domestic	111,552	135,487	(23,935)	(17.7)
Overseas	748	2,300	(1,552)	(67.5)

Total	983,226	930,237	52,989	5.7

Domestic	637,902	643,346	(5,444)	(0.8)
Overseas	345,324	286,891	58,433	20.4

Appendix-5

2. Results of operations for the six months ended September 30, 2004

(1) Consolidated Statements of Income (Page 11)

<As Restated>

Consolidated Statements of Income

(Unaudited)

(In millions of yen)

	Six months ended Sept. 30, 2004		Six months ended Sept. 30, 2003		Change		Year ended Mar. 31, 2004
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	445,774	100.0	421,373	100.0	24,401	5.8	929,876	100.0
Cost of sales	318,489	71.5	315,407	74.8	3,082	1.0	701,718	75.5
Selling, general, and administrative expenses	82,084	18.4	90,894	21.6	(8,810)	(9.7)	199,189	21.4
Loss (gain) from disposal and impairment of business and fixed assets	(340)	(0.1)	(1,644)	(0.4)	1,304	(79.3)	6,359	0.7

Operating income	45,541	10.2	16,716	4.0	28,825	172.4	22,610	2.4
Other income (expenses):
Interest and dividend income	4,528		3,409		1,119		7,264
Interest expense	(2,074)		(1,689)		(385)		(4,252)
Foreign exchange gains (losses)	2,784		(1,907)		4,691		(1,534)
Other-net	837		2,297		(1,460)		3,804

Other income (expenses), net	6,075		2,110		3,965		5,282
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	51,616	11.6	18,826	4.5	32,790	174.2	27,892	3.0
Income taxes:
Current	15,333		10,786		4,547		29,255
Deferred	(9,018)		(91)		(8,927)		(15,554)

Total income taxes	6,315		10,695		(4,380)		13,701
Minority interests in earnings of subsidiaries	2,283		1,387		896		2,476
Equity in net income of affiliated companies	642		406		236		780
Net income from continuing operations	43,660	9.8	7,150	1.7	36,510	510.6	12,495	1.3
Income (loss) from discontinued operations, net of taxes	11,100		(140)		11,240		(795)

Net income	54,760	12.3	7,010	1.7	47,750	681.2	11,700	1.3

Appendix-6

<As Previously Reported>

Consolidated Statements of Income

(Unaudited)

(In millions of yen)

	Six months ended Sept. 30, 2004		Six months ended Sept. 30, 2003		Change		Year ended Mar. 31, 2004
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	445,774	100.0	421,540	100.0	24,234	5.7	930,237	100.0
Cost of sales	318,489	71.4	315,412	74.8	3,077	1.0	701,727	75.4
Selling, general, and administrative expenses	82,084	18.4	91,174	21.7	(9,090)	(10.0)	199,768	21.5
Loss (gain) from disposal and impairment of business and fixed assets	(5,866)	(1.3)	(1,644)	(0.4)	(4,222)	256.8	6,893	0.8

Operating income	51,067	11.5	16,598	3.9	34,469	207.7	21,849	2.3
Other income (expenses):
Interest and dividend income	4,528		3,409		1,119		7,264
Interest expense	(2,074)		(1,711)		(363)		(4,286)
Foreign exchange gains (losses)	2,784		(1,907)		4,691		(1,534)
Other-net	837		2,297		(1,460)		3,804

Other income (expenses), net	6,075		2,088		3,987		5,248
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	57,142	12.8	18,686	4.4	38,456	205.8	27,097	2.9
Income taxes:
Current	9,759		10,786		(1,027)		29,255
Deferred	(9,018)		(91)		(8,927)		(15,554)

Total income taxes	741		10,695		(9,954)		13,701
Minority interests in earnings of subsidiaries	2,283		1,387		896		2,476
Equity in net income of affiliated companies	642		406		236		780

Net income	54,760	12.3	7,010	1.7	47,750	681.2	11,700	1.3

Appendix-7

(2) Consolidated Segment Information

 Information by Industry Segment (Page 16)	(In millions of yen)

Six months ended Sept. 30, 2004	<As Restated>			<As Previously Reported>
	Other	Total	Consolidated	Other	Total	Consolidated
Net sales
Unaffiliated customers	52,392	445,774	445,774	52,392	445,774	445,774
Intersegment	6,548	9,930	—	6,548	9,930	—

Total	58,940	455,704	445,774	58,940	455,704	445,774

Cost of sales and operating expenses	57,212	404,383	400,233	51,686	398,857	394,707
Operating income (loss)	1,728	51,321	45,541	7,254	56,847	51,067

Notes : There was no restatement in “Internal Combustion Engine & Machinery”, “Pipes, Valves and Industrial Castings”, “Environmental Engineering” and “Corporate & Eliminations”.

Six months ended Sept. 30, 2003	<As Restated>			<As Previously Reported>
	Other	Total	Consolidated	Other	Total	Consolidated
Net sales
Unaffiliated customers	69,753	421,373	421,373	69,920	421,540	421,540
Intersegment	6,968	9,895	—	6,968	9,895	—

Total	76,721	431,268	421,373	76,888	431,435	421,540

Cost of sales and operating expenses	77,625	406,351	404,657	77,910	406,636	404,942
Operating income (loss)	(904)	24,917	16,716	(1,022)	24,799	16,598

Notes : There was no restatement in “Internal Combustion Engine & Machinery”, “Pipes, Valves and Industrial Castings”, “Environmental Engineering” and “Corporate & Eliminations”.

Information by Industry Segment for the year ended Mar. 31, 2004 should be restated as the figure in Appendix-3.

‚ Information by Geographic Segment (Page 17)	(In millions of yen)

Six months ended Sept. 30, 2004	<As Restated>			<As Previously Reported>
	Japan	Total	Consolidated	Japan	Total	Consolidated
Net sales
Unaffiliated customers	271,262	445,774	445,774	271,262	445,774	445,774
Intersegment	88,457	91,311	—	88,457	91,311	—

Total	359,719	537,085	445,774	359,719	537,085	445,774

Cost of sales and operating expenses	328,001	487,376	400,233	322,475	481,850	394,707
Operating income	31,718	49,709	45,541	37,244	55,235	51,067

Notes : There was no restatement in “North America”, “Other Area” and “Corporate & Eliminations”.

Six months ended Sept. 30, 2003	<As Restated>			<As Previously Reported>
	Japan	Total	Consolidated	Japan	Total	Consolidated
Net sales
Unaffiliated customers	288,153	421,373	421,373	288,320	421,540	421,540
Intersegment	66,073	69,128	—	66,073	69,128	—

Total	354,226	490,501	421,373	354,393	490,668	421,540

Cost of sales and operating expenses	348,024	468,769	404,657	348,309	469,054	404,942
Operating income	6,202	21,732	16,716	6,084	21,614	16,598

Notes : There was no restatement in “North America”, “Other Area” and “Corporate & Eliminations”.

Information by Geographic Segment for the year ended Mar. 31, 2004 should be restated as the figure in Appendix-3.

ƒ Overseas sales (Page 19)	(In millions of yen)

Six months ended Sept. 30, 2003	<As Restated>	<As Previously Reported>
	Total	Total
Overseas sales	150,621	150,621
Consolidated net sales	421,373	421,540
Ratio of overseas sales to consolidated net sales	35.7%	35.7%

Notes : There was no restatement in “North America” and “Other Area”. And There was no restatement for the year ended Sept. 30, 2004.

Overseas sales for the year ended Mar. 31, 2004 should be restated as the figure in Appendix-3.

Appendix-8

(3) Other restatement related to the restatement of Consolidated Statements of Income and Consolidated Segment Information

 Consolidated Financial Highlights (Page 1)	(In millions of yen)

<As Restated>	Six months ended Sept. 30, 2004	% (*)	Six months ended Sept. 30, 2003	% (*)	Year ended Mar. 31, 2004
Net sales	¥445,774	5.8	¥421,373	1.7	¥929,876

Operating income	¥45,541	172.4	¥16,716	(31.7)	¥22,610

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥51,616	174.2	¥18,826	(19.4)	¥27,892

<As Previously Reported>	Six months ended Sept. 30, 2004	% (*)	Six months ended Sept. 30, 2003	% (*)	Year ended Mar. 31, 2004
Net sales	¥445,774	5.7	¥421,540	1.7	¥930,237

Operating income	¥51,067	207.7	¥16,598	(32.0)	¥21,849

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥57,142	205.8	¥18,686	(19.7)	¥27,097

Note : (*) represents percentage change from the comparable previous period.

‚ Outline of the results of operations for the six months under review (Page 6~7)

• Page 6 third line from the bottom

<As Restated>

Under such conditions, sales of the Company during the six months under review were ¥445.8 billion, a 5.8% increase from the prior corresponding period.

<As Previously Reported>

Under such conditions, sales of the Company during the six months under review were ¥445.8 billion, a 5.7% increase from the prior corresponding period.

• Page 7 fifth line from the top

<As Restated>

Operating income was ¥45.5 billion, a 172.4% increase. In spite of the high appreciation of yen and soaring prices of raw materials, operating income soared due to large decrease of pension cost by ¥20.6 billion from the prior corresponding period, in addition to sales increase in Internal Combustion Engine and Machinery and implementation of a company-wide cost reduction program in Pipes, Valves and Industrial Castings.

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥51.6 billion, a 174.2 % increase, which reflected an improvement in interest income and foreign exchange gains, as well as increase of operating income. As a result, after ¥0.7 billion of income taxes, ¥1.6 billion of minority interests in earnings of subsidiaries and the equity in net income of affiliated companies, and added ¥11.1 billion of net income from discontinued operations, net of taxes, net income during the six months under review was ¥54.8 billion, a 681.2% increase from the prior corresponding period.

<As Previously Reported>

Operating income was ¥51.1 billion, a 207.7% increase. In spite of the high appreciation of yen and soaring prices of raw materials, operating income soared due to large decrease of pension cost by ¥20.6 billion from the prior corresponding period, in addition to sales increase in Internal Combustion Engine and Machinery and implementation of a company-wide cost reduction program in Pipes, Valves and Industrial Castings.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥57.1 billion, a 205.8 % increase, which reflected an improvement in interest income and foreign exchange gains, as well as increase of operating income. As a result, after ¥0.7 billion of income taxes, ¥1.6 billion of minority interests in earnings of subsidiaries and the equity in net income of affiliated companies, net income during the six months under review was ¥54.8 billion, a 681.2% increase from the prior corresponding period.

ƒ Review of operations by product group

4) Other (Page 10)

<As Restated>

Sales of Other were ¥52.4 billion, 24.9% lower than the prior corresponding period, comprising 11.8% of consolidated net sales. Domestic sales decreased 24.1% to ¥51.9 billion, and overseas sales declined 64.0% to ¥0.5 billion.

<As Previously Reported>

Sales of Other were ¥52.4 billion, 25.1% lower than the prior corresponding period, comprising 11.8% of consolidated net sales. Domestic sales decreased 24.3% to ¥51.9 billion, and overseas sales declined 64.0% to ¥0.5 billion.

Appendix-9

„ Consolidated Net Sales by Product Group (Page 24)

(In millions of yen)

<As Restated>	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003	Change		Year ended Mar. 31, 2004
	Amount	Amount	Amount	%	Amount
Other	38,955	36,398	2,557	7.0	85,603

Domestic	38,470	35,050	3,420	9.8	83,303
Overseas	485	1,348	(863)	(64.0)	2,300

Other	52,392	69,753	(17,361)	(24.9)	137,426

Domestic	51,907	68,405	(16,498)	(24.1)	135,126
Overseas	485	1,348	(863)	(64.0)	2,300

Total	445,774	421,373	24,401	5.8	929,876

Domestic	261,912	270,752	(8,840)	(3.3)	642,985
Overseas	183,862	150,621	33,241	22.1	286,891

<As Previously Reported>	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003	Change		Year ended Mar. 31, 2004
	Amount	Amount	Amount	%	Amount
Other	38,955	36,565	2,390	6.5	85,964

Domestic	38,470	35,217	3,253	9.2	83,664
Overseas	485	1,348	(863)	(64.0)	2,300

Other	52,392	69,920	(17,528)	(25.1)	137,787

Domestic	51,907	68,572	(16,665)	(24.3)	135,487
Overseas	485	1,348	(863)	(64.0)	2,300

Total	445,774	421,540	24,234	5.7	930,237

Domestic	261,912	270,919	(9,007)	(3.3)	643,346
Overseas	183,862	150,621	33,241	22.1	286,891

Appendix-10

3. Results of operations for the nine months ended December 31, 2004

(1) Consolidated Statements of Income (Page 3)

<As Restated>

Consolidated Statements of Income

(Unaudited)

(In millions of yen)

	Nine months ended Dec. 31, 2004		Nine months ended Dec. 31, 2003		Change		Year ended Mar. 31, 2004
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	663,595	100.0	619,033	100.0	44,562	7.2	929,876	100.0
Cost of sales	475,472	71.7	466,488	75.4	8,984	1.9	701,718	75.5
Selling, general, and administrative expenses	122,882	18.5	136,706	22.1	(13,824)	(10.1)	199,189	21.4
Loss (gain) from disposal and impairment of business and fixed assets	(1,000)	(0.2)	139	0.0	(1,139)	—	6,359	0.7

Operating income	66,241	10.0	15,700	2.5	50,541	321.9	22,610	2.4

Other income (expenses):
Interest and dividend income	6,953		5,772		1,181		7,264
Interest expense	(3,160)		(3,207)		47		(4,252)
Foreign exchange gains (losses)	1,859		(1,004)		2,863		(1,534)
Other-net	1,317		2,857		(1,540)		3,804

Other income, net	6,969		4,418		2,551		5,282
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	73,210	11.0	20,118	3.2	53,092	263.9	27,892	3.0
Income taxes	14,484		11,119		3,365		13,701
Minority interests in earnings of subsidiaries	3,098		2,287		811		2,476
Equity in net income of affiliated companies	1,862		604		1,258		780

Net income from continuing operations	57,490	8.7	7,316	1.2	50,174	685.8	12,495	1.3
Income (loss) from discontinued operations, net of taxes	11,100		(159)		11,259		(795)

Net income	68,590	10.3	7,157	1.2	61,433	858.4	11,700	1.3

Appendix-11

<As Previously Reported>

Consolidated Statements of Income

(Unaudited)

(In millions of yen)

	Nine months ended Dec. 31, 2004		Nine months ended Dec. 31, 2003		Change		Year ended Mar. 31, 2004
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	663,595	100.0	619,300	100.0	44,295	7.2	930,237	100.0
Cost of sales	475,472	71.7	466,496	75.3	8,976	1.9	701,727	75.4
Selling, general, and administrative expenses	122,882	18.5	137,091	22.2	(14,209)	(10.4)	199,768	21.5
Loss (gain) from disposal and impairment of business and fixed assets	(6,526)	(1.0)	139	0.0	(6,665)	—	6,893	0.8

Operating income	71,767	10.8	15,574	2.5	56,193	360.8	21,849	2.3
Other income (expenses):
Interest and dividend income	6,953		5,772		1,181		7,264
Interest expense	(3,160)		(3,240)		80		(4,286)
Foreign exchange gains (losses)	1,859		(1,004)		2,863		(1,534)
Other-net	1,317		2,857		(1,540)		3,804

Other income, net	6,969		4,385		2,584		5,248
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	78,736	11.9	19,959	3.2	58,777	294.5	27,097	2.9
Income taxes	8,910		11,119		(2,209)		13,701
Minority interests in earnings of subsidiaries	3,098		2,287		811		2,476
Equity in net income of affiliated companies	1,862		604		1,258		780

Net income	68,590	10.3	7,157	1.2	61,433	858.4	11,700	1.3

Appendix-12

(2) Consolidated Segment Information by Industry Segment (Page 7)

(In millions of yen)

	<As Restated>			<As Previously Reported>
Nine months ended Dec. 31, 2004	Other	Total	Consolidated	Other	Total	Consolidated
Net sales
Unaffiliated customers	72,253	663,595	663,595	72,253	663,595	663,595
Intersegment	11,857	17,216	—	11,857	17,216	—

Total	84,110	680,811	663,595	84,110	680,811	663,595

Cost of sales and operating expenses	79,863	606,219	597,354	74,337	600,693	591,828
Operating income (loss)	4,247	74,592	66,241	9,773	80,118	71,767

Notes : There was no restatement in “Internal Combustion Engine & Machinery”, “Pipes, Valves and Industrial Castings”, “Environmental Engineering” and “Corporate & Eliminations”.

	<As Restated>			<As Previously Reported>
Nine months ended Dec. 31, 2003	Other	Total	Consolidated	Other	Total	Consolidated
Net sales
Unaffiliated customers	94,406	619,033	619,033	94,673	619,300	619,300
Intersegment	11,313	15,595	—	11,313	15,595	—

Total	105,719	634,628	619,033	105,986	634,895	619,300

Cost of sales and operating expenses	110,267	606,298	603,333	110,660	606,691	603,726
Operating income (loss)	(4,548)	28,330	15,700	(4,674)	28,204	15,574

Notes : There was no restatement in “Internal Combustion Engine & Machinery”, “Pipes, Valves and Industrial Castings”, “Environmental Engineering” and “Corporate & Eliminations”.

Information by Industry Segment for the year ended Mar. 31, 2004 should be restated as the figure in Appendix-3.

(3) Other restatement related to the restatement of Consolidated Statements of Income and Consolidated Segment Information

 Consolidated Financial Highlights Page 1	(In millions of yen)

<As Restated>	Nine months ended Dec. 31, 2004	% (*)	Nine months ended Dec. 31, 2003	% (*)	Year ended Mar. 31, 2004
Net sales	¥663,595	7.2	¥619,033	1.6	¥929,876
Operating income	¥66,241	321.9	¥15,700	(47.5)	¥22,610
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥73,210	263.9	¥20,118	33.8	¥27,892

<As Previously Reported>	Nine months ended Dec. 31, 2004	% (*)	Nine months ended Dec. 31, 2003	% (*)	Year ended Mar. 31, 2004
Net sales	¥663,595	7.2	¥619,300	1.6	¥930,237
Operating income	¥71,767	360.8	¥15,574	(47.6)	¥21,849
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥78,736	294.5	¥19,959	34.2	¥27,097

Note :    (*) represents percentage change from the corresponding previous period.

‚ Results of Operations (Page 3)

• fourth line from the top

<As Restated>

Domestic sales decreased 0.2 % to ¥401.4 billion from the corresponding period in the prior year.

<As Previously Reported>

Domestic sales decreased 0.3 % to ¥401.4 billion from the corresponding period in the prior year.

• fourth and fifth paragraph from the title

<As Restated>

Operating income was ¥66.2 billion, 321.9% increase from the corresponding period in the prior year. The positive factors such as sharp decline in pension cost by ¥32.8 billion, brisk overseas sales in Internal Combustion Engine and Machinery segment, and cost reduction in public works related businesses overcame the negative effects of soaring prices of raw materials and appreciation of yen, and led to the sharp increase in operating income.

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥73.2 billion, 263.9% increase from the corresponding period in the prior year due to the increase in interest and dividend income as well as an increase in operating income. As the result, after income taxes, minority interests in earnings of subsidiaries and equity in net income of affiliated companies, and added net income from discontinued operations, net of taxes, net income was ¥68.6 billion, 858.4 % increase from the corresponding period in the prior year.

Appendix-13

<As Previously Reported>

Operating income was ¥71.8 billion, 360.8 % increase from the corresponding period in the prior year. The positive factors such as sharp decline in pension cost by ¥32.8 billion, brisk overseas sales in Internal Combustion Engine and Machinery segment, and cost reduction in public works related businesses overcame the negative effects of soaring prices of raw materials and appreciation of yen, and led to the sharp increase in operating income.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥78.7 billion, 294.5 % increase from the corresponding period in the prior year due to the increase in interest and dividend income as well as an increase in operating income. As the result, after income taxes, minority interests in earnings of subsidiaries and equity in net income of affiliated companies, net income was ¥68.6 billion, 858.4 % increase from the corresponding period in the prior year.

ƒ Consolidated Net Sales by Product Group (Page 9)	(In millions of yen)

	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003	Change		Year ended Mar. 31, 2004
<As Restated>	Amount	Amount	Amount	%	Amount
Other	54,453	49,128	5,325	10.8	85,603

Domestic	53,798	47,577	6,221	13.1	83,303
Overseas	655	1,551	(896)	(57.8)	2,300

Other	72,253	94,406	(22,153)	(23.5)	137,426

Domestic	71,598	92,855	(21,257)	(22.9)	135,126
Overseas	655	1,551	(896)	(57.8)	2,300

Total	663,595	619,033	44,562	7.2	929,876

Domestic	401,380	402,274	(894)	(0.2)	642,985
Overseas	262,215	216,759	45,456	21.0	286,891

	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003	Change		Year ended Mar. 31, 2004
<As Previously Reported>	Amount	Amount	Amount	%	Amount
Other	54,453	49,395	5,058	10.2	85,964

Domestic	53,798	47,844	5,954	12.4	83,664
Overseas	655	1,551	(896)	(57.8)	2,300

Other	72,253	94,673	(22,420)	(23.7)	137,787

Domestic	71,598	93,122	(21,524)	(23.1)	135,487
Overseas	655	1,551	(896)	(57.8)	2,300

Total	663,595	619,300	44,295	7.2	930,237

Domestic	401,380	402,541	(1,161)	(0.3)	643,346
Overseas	262,215	216,759	45,456	21.0	286,891

Appendix-14

II.	Replacement of figures on results of operations for the year ended March 31, 2006

1.	Replacement of figures on earning releases for the year ended March 31, 2006

After the above restatement, the figures of “consolidated statements of income”, “consolidated segment information” and other related information, which were presented as the comparable previous period in earning releases for the six months ended September 30, 2005 and the nine months ended December 31, 2005, are replaced by the figures restated in the above restatement in chapter I. And there are other restatement related to the above restatement.

2.	Restatement for Consolidated Financial Highlights and descriptions of results of operations for the year ended March 31, 2006.

(1) Results of Operations for the Six Months Ended September 30, 2005

 Consolidated Financial Highlights (Page 1)	(In millions of yen)

<As Restated>
	Six months ended Sept. 30, 2005	% (*)	Six months ended Sept. 30, 2004	% (*)	Year ended Mar. 31, 2005
Net sales	¥496,229	11.3	¥445,774	5.8	¥983,226
Operating income	¥59,810	31.3	¥45,541	172.4	¥86,773
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥65,384	26.7	¥51,616	174.2	¥156,035

<As Previously Reported>
	Six months ended Sept. 30, 2005	% (*)	Six months ended Sept. 30, 2004	% (*)	Year ended Mar. 31, 2005
Net sales	¥496,229	11.3	¥445,774	5.7	¥983,226
Operating income	¥59,810	17.1	¥51,067	207.7	¥92,299
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥65,384	14.4	¥57,142	205.8	¥161,561

  ‚ Results of operations (Page 7)

    • third and fourth paragraphs from the title

    <As Restated>

Operating income was ¥59.8 billion, a 31.3 % increase from the prior corresponding period. Although higher prices of raw materials negatively impacted operating income, the Company achieved increased operating income due to increased sales primarily from the Internal Combustion Engine and Machinery segment, a reduction of costs for the public works related business and a decrease in pension costs.

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥65.4 billion, a 26.7 % increase from the prior corresponding period.

    <As Previously Reported>

Operating income was ¥59.8 billion, a 17.1 % increase from the prior corresponding period. Although higher prices of raw materials negatively impacted operating income, the Company achieved increased operating income due to increased sales primarily from the Internal Combustion Engine and Machinery segment, a reduction of costs for the public works related business and a decrease in pension costs.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥65.4 billion, a 14.4 % increase from the prior corresponding period.

  ƒ Consolidated Net Sales by Product Group (Page 22)

Consolidated Net Sales by Product Group for the six months ended September 30, 2004 should be restated as the figure in Appendix-10.

(2) Results of Operations for the Nine Months Ended December 31, 2005

 Consolidated Financial Highlights (Page 1)	(In millions of yen)

<As Restated>
	Nine months ended Dec. 31, 2005	% (*)	Nine months ended Dec. 31, 2004	% (*)	Year ended Mar. 31, 2005
Net sales	¥740,509	11.6	¥663,595	7.2	¥983,226
Operating income	¥89,571	35.2	¥66,241	321.9	¥86,773
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥113,424	54.9	¥73,210	263.9	¥156,035

Appendix-15

<As Previously Reported>	Nine months ended Dec. 31, 2005	% (*)	Nine months ended Dec. 31, 2004	% (*)	Year ended Mar. 31, 2005
Net sales	¥740,509	11.6	¥663,595	7.2	¥983,226
Operating income	¥89,571	24.8	¥71,767	360.8	¥92,299
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥113,424	44.1	¥78,736	294.5	¥161,561

Note :    (*) represents percentage change from the corresponding previous period.

  ‚ Results of operations (Page 3)

    •fourth and fifth paragraphs from the title

    <As Restated>

Operating income was ¥89.6 billion, a 35.2% increase from the prior corresponding period. Although higher prices of raw materials negatively impacted operating income, the Company achieved increased operating income due to increased sales primarily from the Internal Combustion Engine and Machinery segment, a reduction of costs for the public works related business and a decrease in pension costs.

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥113.4 billion, a 54.9% increase from the corresponding period in the prior year due to an increase in operating income and other income.

    <As Previously Reported>

Operating income was ¥89.6 billion, a 24.8% increase from the prior corresponding period. Although higher prices of raw materials negatively impacted operating income, the Company achieved increased operating income due to increased sales primarily from the Internal Combustion Engine and Machinery segment, a reduction of costs for the public works related business and a decrease in pension costs.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥113.4 billion, a 44.1% increase from the corresponding period in the prior year due to an increase in operating income and other income.

  ƒ Consolidated Net Sales by Product Group (Page 9)

Consolidated Net Sales by Product Group for the nine months ended December 31, 2004 should be restated as the figure in Appendix-14.

Appendix-16

May 12, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on amendment to Articles of Incorporation

Please be advised that Kubota Corporation (hereinafter “the Company”), at its Board of Directors’ Meeting held on May 12, 2006, resolved to propose an agenda to amend its Articles of Incorporation at the Ordinary General Meeting of Shareholders to be held on June 23, 2006.

1.	proposes of the amendments

(1)	Amendments related to enforcement of the Corporate Law on May 1, 2006.

1)	Definition of the rights of shareholders with a less than one unit share (proposed amendment to article 10, Chapter 2)

This new article will be proposed to clearly define the rights of shareholders with a less than one unit share.

2)	Disclosure of reference documents for the Ordinary General Meeting of Shareholders by Internet (proposed amendment to article 17, Chapter 3)

This new article will be proposed because disclosure of reference documents for the Ordinary General Meeting of Shareholders by Internet is regarded as distribution of these documents to each shareholder.

3)	Resolution in writing by the Board of Directors (proposed amendment to article 26-2, Chapter 4)

This new article will be proposed to give approval on resolutions of the Board of Directors in writing or by e-mail for agile operation of its Board of Directors.

4)	Body to decide distribution of surplus and purchase of treasury stock (proposed amendment to article 33, Chapter 6)

This new article will be proposed to make expeditious decisions concerning distribution of surplus and purchase of treasury stock upon resolution of its Board of Directors.

5)	Other amendment

The required changes related to enforcement of the Corporate Law will be made such as addition, deletion, changing references of articles and terms, and transfer of the provisions.

(2)	An amendment to introduce electronic method on public notice (proposed amendment to article 5, Chapter 1)

(3)	An amendment of total number of shares authorized to be issued by the Company (proposed amendment to article 6, Chapter 2)

2.	Disclosure

The amendment is subject to approval at the Ordinary General Meeting of Shareholders. Upon approval, the Articles of Incorporation reflecting the amendments as described above will be presented on the Company’s Web site.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: June 1, 2006	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department